SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X        Form 40-F
                                   ---                ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosure: -Interim report April 1 - June 30, 2005 of Alfa Laval Special Finance AB.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                              Alfa Laval Special Finance AB


Date:  July 21, 2005                          By:
                                                   -----------------
                                                   Thomas Thuresson
                                                   Chief Financial Officer

                                                               [Alfa Laval logo]
Alfa Laval Special Finance AB
Interim report April 1 - June 30, 2005



"Strong orders received during the second quarter 2005 gave an increase with almost nine percent, excluding exchange rate variations. Alfa Laval further strengthened its market positions in a number of important areas. The demand has been on a continued high level, especially in Asia, Central and Eastern Europe. The customer segments Process Industry, OEM and Marine & Diesel have been particularly strong.

The adjusted EBITA-margin was 10.4 percent. The margin has been influenced by adverse Fx-effects and high raw material prices. We expect our price increases to have further positive effect during the second half of the year."

                    Lars Renstrom, President and CEO, Alfa Laval Special Finance

Summary of the second quarter 2005:

     - Order intake increased to SEK 4,574 (4,174) million, meaning an increase by 8.6 percent excluding exchange rate variations.

     - Net sales increased to SEK 4,101 (3,798) million, meaning an increase by 7.2 percent excluding exchange rate variations.

     - Adjusted EBITA was SEK 427 (419) million, including adverse foreign exchange effects of SEK 39 million.

     -    Adjusted EBITA-margin was 10.4 (11.0) percent.

     -    Result after financial items increased to SEK 348 (303*) million.

     -    Cash flow from operating activities was SEK -254 (378) million.

Summary of the first six months 2005:

     - Order intake increased to SEK 8,578 (8,103) million, meaning an increase by 6.9 percent excluding exchange rate variations.

     - Net sales increased to SEK 7,369 (6,982) million, meaning an increase by 6.5 percent excluding exchange rate variations.

     - Adjusted EBITA was SEK 759 (805) million, including adverse foreign exchange effects of SEK 81 million.

     -    Adjusted EBITA-margin was 10.3 (11.5) percent.

     - A comparison distortion item of SEK 125 million has been charged to the income statement relating to the closure of the manufacturing sites in Madrid and Toronto.

     -    Result after financial items was SEK 426 (565*) million.

     -    Result after tax was SEK 324 (381*) million.

     -    Earnings per share were SEK 37.17 (43.83*).

     -    Cash flow from operating activities was SEK 103 (672) million.

* Comparison for 2004 restated according to IFRS.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 2 (15)


Outlook for the near future

"In most of the markets that Alfa Laval serves the demand is expected to be on the same high level as during 2004.

Alfa Laval also believes that the current high price level for some raw materials will remain, at least short term."

(The outlook for the near future has not been changed compared to the outlook in the fourth quarter and full year 2004 report issued on February 14, 2005.)

The interim report has been issued on July 21, 2005 by the Board of Directors.

The interim report has not been subject to review by the company's auditors.


-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
SEK millions, unless             April 1 -   April 1 -    Jan 1 -     Jan 1 -
otherwise stated                  June 30     June 30     June 30     June 30
                                    2005       2004 *       2005       2004 *      2004 *       2003        2002
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Order intake                          4,574       4,174       8,578       8,103      15,740      14,145      14,675
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net sales                             4,101       3,798       7,369       6,982      14,986      13,909      14,595
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Adjusted EBITDA 1)                      488         483         882         937       1,961       1,925       2,091
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Adjusted EBITA 2)                       427         419         759         805       1,700       1,632       1,760
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Adjusted EBITA 2)- margin             10.4%       11.0%       10.3%       11.5%       11.3%       11.7%       12.1%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Result after financial items            348         303         426         565       1,264         817         460
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Return on capital employed 3)                                 21.5%       23.2%       25.1%       22.2%       20.3%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Return on equity capital 3)                                   17.0%       19.2%       18.8%       14.6%        4.7%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Solidity                                                      32.4%       33.1%       35.4%       30.0%       28.6%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Debt ratio, times                                              0.57        0.53        0.38        0.55        0.79
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Cash flow from operations              -254         378         103         672       1,373       1,539       2,077
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Investments                              61          72         119         116         388         259         277
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
No. of employees 4)                                           9,536       9,357       9,527       9,358       9,125
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

*) According to IFRS, i.e. excluding goodwill amortisation and minority interest.
1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3)     Calculated on a 12 months' revolving basis.
4)     Number of employees at the end of the period.



Lund, July 21, 2005,


The Board of Directors
Alfa Laval Special Finance AB



--------------------------------------------------------------------------------------------------------
Alfa Laval Special Finance AB    Visiting address:            For more information, please contact:
PO Box 73                        Rudeboksvagen 1              Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                   Phone: + 46 46 36 65 00      Phone: +46 46 36 74 82,
Sweden                           Website: www.alfalaval.com   Mobile: +46 709 78 74 82,
Corporate registration                                        E-mail: mikael.sjoblom@alfalaval.com
number: 556587-8062

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 3 (15)


Management's discussion and analysis

Orders received

Orders received amounted to SEK 4,573.5 (4,174.3) million for the second quarter. Excluding exchange rate variations, the order intake for the Group was
8.6 percent higher than the second quarter last year.

Orders received amounted to SEK 8,577.9 (8,103.3) million for the first six months. Excluding exchange rate variations, the order intake for the Group was
6.9 percent higher than the same period last year.

Orders received from the after market "Parts & Service" has continued to develop positively and increased by 7.3 percent for the first six months compared to the corresponding period last year excluding exchange rate variations. Its relative share of the Group's total orders received was 24.0 (24.1) percent.


Order backlog

The order backlog at June 30, 2005 was 6,403.5 (5,221.5) million. Excluding exchange rate variations, the order backlog was 23.4 percent higher than the order backlog at June 30, 2004 and 34.0 percent higher than the order backlog at the end of 2004.


Net sales

Net sales amounted to SEK 4,101.6 (3,798.3) million for the second quarter. Excluding exchange rate variations, the invoicing was 7.2 percent higher than the second quarter last year.

Net sales of the Alfa Laval Special Finance Group amounted to SEK 7,369.2 (6,982.2) million for the first six months. Excluding exchange rate variations, the invoicing was 6.5 percent higher than the period January to June last year.


Income statement analysis

                                    Apr 1 -        Apr 1 -        Jan 1 -       Jan 1 -       Jan 1 -
                                    June 30        June 30       June 30       June 30        Dec 31
SEK millions                          2005         2004 *         2005         2004 *         2004 *
---------------------------------------------------------------------------------------------------------
Net sales                               4,101.6       3,798.3       7,369.2       6,982.2       14,985.8
---------------------------------------------------------------------------------------------------------
Adjusted gross profit                   1,487.3       1,357.9       2,695.1       2,601.1        5,342.2
- in % of net sales                        36.3          35.8          36.6          37.3           35.6
Expenses **                              -999.0        -875.3      -1,813.2      -1,664.3       -3,380.9
- in % of net sales                        24.4          23.0          24.6          23.8           22.6
                                 ------------------------------------------------------------------------
Adjusted EBITDA                           488.3         482.6         881.9         936.8        1,961.3
- in % of net sales                        11.9          12.7          12.0          13.4           13.1
Depreciation                              -61.0         -63.6        -122.9        -132.1         -260.9
                                 ------------------------------------------------------------------------
Adjusted EBITA                            427.3         419.0         759.0         804.7        1,700.4
- in % of net sales                        10.4          11.0          10.3          11.5           11.3
Amortisation of step up values            -73.6         -74.5        -145.4        -149.2         -293.4
Comparison distortion items                   -             -        -125.0         -13.5           36.7
                                 ------------------------------------------------------------------------
EBIT                                      353.7         344.5         488.6         642.0        1,443.7
---------------------------------------------------------------------------------------------------------

* According to IFRS, i.e. excluding goodwill amortisation. ** Excluding comparison distortion items

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 4 (15)


The first six months generated a gross profit of SEK 2,549.7 (2,451.9) million. Excluding the amortisation of SEK 145.4 (149.2) million on step up values, the adjusted gross profit was SEK 2,695.1 (2,601.1) million. This corresponds to
36.6 (37.3) percent of net sales.

Sales and administration expenses amounted to SEK 1,630.5 (1,538.3) million. Excluding exchange rate variations and the acquisition of Packinox, sales and administration expenses were 3.3 percent higher than the corresponding period last year, which is well below the increase in sales volume.

The costs for research and development has amounted to SEK 217.2 (198.0) million, corresponding to 2.9 (2.8) percent of net sales.

Adjusted EBITDA amounted to SEK 881.9 (936.8) million for the first six months. The adjusted EBITA amounted to SEK 759.0 (804.7) million. The adjusted EBITA margin was 10.3 (11.5) percent. Other operating costs were burdened with costs for a M&A activity by SEK 15 million and regular commissions to contractors and engineering houses in relation to Packinox by SEK 14 million.

The result has been affected by comparison distortion items of SEK -125.0 (-13.5) million. In the income statement these are reported gross as a part of other operating income and other operating costs, see summary on page 12. During the first six months 2005, costs for the closure of the separator factory in Madrid and the bioKinetics plant in Toronto of SEK -125.0 million have been charged to the income statement. In the corresponding period in 2004, the divestment of the Tri-Lad operations in Canada generated a loss of SEK -15.0 million and the sale of a minor property in Brazil resulted in a realised gain of SEK 1.5 million.


Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                      April 1 -   April 1 -    Jan 1 -      Jan 1 -     Jan 1-
                       June 30     June 30     June 30      June 30     Dec 31
SEK millions            2005       2004 *        2005       2004 *      2004 *
--------------------------------------------------------------------------------
Orders received         2,577.5     2,435.0      4,716.5     4,528.8    8,862.3
Order backlog **                                 2,690.6     2,069.9    2,097.3
Net sales               2,231.2     2,117.4      4,111.8     3,981.2    8,250.4
Operating income          288.5       286.7        509.8       565.1    1,100.4
--------------------------------------------------------------------------------

* According to IFRS, i.e. excluding goodwill amortisation. ** At the end of the period.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 5 (15)


Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 5.0 percent and net sales increased by 4.0 percent during the first six months 2005 compared to the corresponding period last year.

All segments in the Equipment division have developed positively, with the exception of "Sanitary Equipment" and "Comfort & Refrigeration". The most significant growth is found within the "Marine & Diesel" and "OEM" segments.

Operating income (excluding comparison distortion items)

The decrease in operating income during the first six months 2005 compared to the corresponding period 2004 is explained by a lower gross margin, higher R&D costs and adverse foreign exchange effects.


Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                     April 1 -   April 1 -    Jan 1 -      Jan 1 -     Jan 1-
                      June 30     June 30     June 30      June 30     Dec 31
SEK millions           2005       2004 *        2005       2004 *      2004 *
--------------------------------------------------------------------------------
Orders received        1,988.7     1,724.2      3,850.1     3,529.3    6,818.0
Order backlog **                                3,689.8     3,095.4    2,640.6
Net sales              1,861.2     1,677.4      3,241.3     2,991.4    6,683.3
Operating income         184.1       134.9        269.4       223.4      634.3
--------------------------------------------------------------------------------

* According to IFRS, i.e. excluding goodwill amortisation. ** At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 10.3 percent and net sales increased by 9.5 percent during the first six months 2005 compared to the corresponding period last year. Excluding the acquisition of Packinox, the corresponding figures are 6.8 percent and 4.4 percent.

All segments in the Process Technology division, except "Food Technology", have reported an increase in orders received compared to the first six months 2004. The growth has been largest within the "Process Industry" segment.

Operating income (excluding comparison distortion items)

The increase in operating income during the first six months 2005 compared to the corresponding period 2004 is due to higher gross profit linked to the increased sales.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 6 (15)


Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                      April 1 -   April 1 -    Jan 1 -      Jan 1 -     Jan 1-
                       June 30     June 30     June 30      June 30     Dec 31
SEK millions            2005        2004         2005        2004        2004
--------------------------------------------------------------------------------
Orders received             7.3        15.1         11.3        45.2       59.7
Order backlog *                                     23.1        56.2       25.5
Net sales                   9.2         3.5         16.1         9.6       52.1
Operating income         -118.9       -77.1       -165.6      -133.0     -327.7
--------------------------------------------------------------------------------

* At the end of the period.


Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

During the first six months 2005 orders received increased most in Latin America followed by Asia and North America, while Western Europe and Central and Eastern Europe were unchanged and the Nordic countries reported decreased orders received compared to the corresponding period last year

Order received
------------------------------------------------------------------------------------
Consolidated              April 1 -  April 1 -    Jan 1 -     Jan 1 -     Jan 1 -
                           June 30    June 30     June 30     June 30      Dec 31
SEK millions                2005        2004        2005        2004        2004
------------------------------------------------------------------------------------
Customers in
  Sweden                      249.3       232.9       439.7       470.6       884.0
  Other EU                  1,675.7     1,597.5     2,993.5     3,101.2     5,804.4
  Other Europe                400.4       356.1       723.8       638.5     1,280.7
  USA                         578.8       570.5     1,154.7     1,126.7     2,136.5
  Other North America          81.4        99.1       228.2       180.2       334.1
  Latin America               179.4       157.1       368.6       271.5       689.8
  Africa                       49.7        44.9       103.1        74.3       167.9
  Asia                      1,270.4     1,044.5     2,410.2     2,093.4     4,164.5
  Oceania                      88.4        71.7       156.1       146.9       278.1
                         -----------------------------------------------------------
Total                       4,573.5     4,174.3     8,577.9     8,103.3    15,740.0
------------------------------------------------------------------------------------

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 7 (15)


Net sales

During the first six months 2005 net sales increased most in Latin America and Asia followed by North America, while Western Europe and Central and Eastern Europe reported unchanged net invoicing compared to the corresponding period last year.

Net sales
-----------------------------------------------------------------------------------
Consolidated             April 1 -  April 1 -    Jan 1 -     Jan 1 -     Jan 1 -
                          June 30    June 30     June 30     June 30      Dec 31
SEK millions               2005        2004        2005        2004        2004
-----------------------------------------------------------------------------------
Customers in
  Sweden                     211.7       211.4       394.0       431.6       887.6
  Other EU                 1,470.0     1,455.9     2,665.5     2,659.9     5,706.5
  Other Europe               366.4       313.3       640.5       574.9     1,196.5
  USA                        595.0       597.6     1,101.0     1,098.0     2,197.4
  Other North America         96.1        76.1       165.2       133.5       296.2
  Latin America              213.9       125.1       380.8       254.1       583.9
  Africa                      39.9        40.0        63.5        74.4       177.3
  Asia                     1,047.4       914.0     1,851.3     1,602.4     3,619.9
  Oceania                     61.2        64.9       107.4       153.4       320.5
                        -----------------------------------------------------------
Total                      4,101.6     3,798.3     7,369.2     6,982.2    14,985.8
-----------------------------------------------------------------------------------


Consolidated financial result and net income

The financial net has amounted to SEK -109.4 (-92.5) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -24.2 (-22.7) million, interest on the bond loan of SEK -66.6 (-65.0) million and a net of dividends and other interest income and interest costs of SEK -18.6 (-4.8) million.

The net of realised and unrealised exchange rate differences amounts to SEK 46.8 (15.6) million in the first six months.

The result after financial items was SEK 426.0 (565.2) million. The figure for 2004 is excluding goodwill amortisation.

Income taxes were SEK -102.2 (-183.9) million.

The parent company's result after financial items was SEK 11.6 (508.2) million, out of which net interests were SEK 11.9 (8.4) million, dividend from subsidiary SEK - (500.0) million and other administration costs the remaining SEK -0.3 (-0.2) million.


Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the United States, Alfa Laval Inc., was as of June 30, 2005, named as co-defendant in a total of 162 asbestos-related lawsuits with a total of approximately 7,000 plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

During the second quarter 2005, Alfa Laval Inc. was named as co-defendant in an additional 22 lawsuits with a total of 22 plaintiffs. During the second quarter 2005, 35 lawsuits involving approximately 4,000 plaintiffs have been resolved.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 8 (15)


Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

Cash flow from operating and investing activities was SEK -441.2 (644.9) million during the first six months. Out of this, acquisitions of businesses were SEK -425.3 (53.0) million whereas divestments generated cash of SEK - (36.5) million. Compared with last year, cash flow from operations has primarily been influenced by larger tax payments.

Working capital increased by SEK 348.5 (142.8) million during the first six months.

Investments in property, plant and equipment amounted to SEK 118.9 (116.2) million during the first six months. Depreciations, excluding allocated step up values, amounted to SEK 122.9 (132.1) million during the period.


Cash and bank

The Group's cash and bank amounted to SEK 582.1 (524.2) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits.


Borrowings and net debt

Debt table
---------------------------------------------------------------------------------------------------
Consolidated                              June 30        June 30       December 31    December 31
SEK in millions                            2005            2004           2004            2003
---------------------------------------------------------------------------------------------------
Credit institutions                          2,711.3        2,281.0         1,502.1        2,530.7
Senior notes                                 1,098.5        1,072.2         1,044.4        1,064.8
Capitalised financial leases                     3.6           10.0             4.2           13.6
Interest-bearing pension liabilities             4.8            5.2             4.8            5.2
                                      -------------------------------------------------------------
Total debt                                   3,818.2        3,368.4         2,555.5        3,614.3
Cash, bank and current deposits               -753.9         -751.3          -672.0       -1,213.2
                                      -------------------------------------------------------------
Net debt                                     3,064.3        2,617.1         1,883.5        2,401.1
---------------------------------------------------------------------------------------------------

Cash, bank and current deposits include bank and other deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 104.9 (135.1) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

On April 12, 2005 Alfa Laval Special Finance has signed a new senior credit facility with a banking syndicate of EUR 250 million and USD 325 million, corresponding to SEK 4,080.2 million. The credit facility replaced the previous syndicated loan and will in addition be used for the planned redemption of the Group's senior notes. The new facility provides increased flexibility, extended maturity and reduced costs. At June 30, 2005, SEK 2,449.6 million of the facility were utilised.

Alfa Laval Special Finance intends to redeem the outstanding senior notes on November 15, 2005. This will incur an additional interest cost during the fourth quarter

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                     Page 9 (15)


2005 of approximately SEK 63.3 million for the premium and SEK 20.6 million for the outstanding capitalised transaction costs, totalling SEK 83.9 million.


Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange. Alfa Laval AB (publ) had 11,545 (9,426) shareholders on June 30, 2005. The largest owner is Tetra Laval B.V., the Netherlands who owns 17.7 (17.7) percent. Next to the largest owner there are nine institutional investors with ownership in the range of 5.3 to 2.4 percent. These ten largest owners own 49.3 (58.9) percent of the shares. At the beginning of May 2004 Industri Kapital decreased the holding in Alfa Laval from
17.9 percent to 8.5 percent and at March 7, 2005 Industri Kapital sold its remaining holding in Alfa Laval AB to a range of Swedish and international investors.


Acquisitions and disposals

On February 15, 2005 Alfa Laval acquired Packinox S.A. in France. Packinox is a world leader in large welded plate heat exchangers for oil & gas and refinery applications, with expected sales of about SEK 450 million in 2005 and approximately 145 employees within R&D, manufacturing and sales.


Accounting principles

The second quarter interim report 2005 is in accordance with RR 31 "Delarsrapportering for koncerner", which requires that IAS 34 "Interim Financial Reporting" and "Arsredovisningslagen" must be applied. The accounting principles have now been changed so that the accounting is according to IFRS (International Financial Reporting Standards) and that financial instruments are reported according to IAS 39.

Since all IAS rules except IAS 39 have already been implemented at December 31, 2004, the transfer to IFRS has only affected the following areas. As of January 1, 2005 the goodwill is not depreciated any longer but instead tested for impairment. Minority interests have earlier been reported under a separate heading next to equity, but is now reported as a separate item within equity. Provisions are split in short term and long term. IAS 39 means that financial derivatives, bonds and non-listed external shares are adjusted to fair value. The effect of the fair market valuation is reported over equity for the derivatives where hedge accounting is made (according to the cash flow hedging method) and over the income statement only when the underlying transaction has been realised. Hedge accounting requires the derivative to be effective within an 80 - 125 percent range. For the part of an effective derivative that exceeds 100 percent effectiveness the fair market adjustment is reported directly in the income statement. For the derivatives where hedge accounting is not made the fair market valuation is reported directly into the income statement. The fair value adjustment of derivatives is reported separately from the underlying instrument as a separate item called derivative assets/derivative liabilities in the balance sheet. The market valuation of bonds and non-listed external shares has effect on the concerned balance sheet items.

The comparison figures for 2004 have been recalculated according to IFRS. Comparison figures are not needed for IAS 39 and are consequently not given.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                    Page 10 (15)


If IFRS had been implemented already in 2004 it would have had the following effects on the consolidated income statement and equity for the comparison period January 1 - June 30, 2004.


IMPACT ON INCOME IF IFRS HAD BEEN IMPLEMENTED IN 2004
--------------------------------------------------------------------------------
Consolidated                               Adjusted    Operating
SEK in millions                              EBITA       income      Net income
--------------------------------------------------------------------------------
Income statement Jan 1 - June 30, 2004         804.7        546.3         263.3
Adjustments for:
Depreciation of goodwill                           -         95.7          95.7
Minority share in subsidiaries' income             -            -          22.3
                                          --------------------------------------
Adjusted income Jan 1 - June 30, 2004          804.7        642.0         381.3
--------------------------------------------------------------------------------

Adjusted earnings per share (SEK) *                                       43.83

* After deduction for the minority share in net income


IMPACT ON EQUITY IF IFRS HAD BEEN IMPLEMENTED IN 2004
--------------------------------------------------------------------------------
Consolidated
SEK in millions                                                         Equity
--------------------------------------------------------------------------------
Equity at June 30, 2004                                                 4,682.5
Adjustments for:
Depreciation of goodwill                                                   95.7
Minority interests                                                        123.8
Translation difference
                                                                    ------------
Equity at June 30, 2004 according to IFRS                               4,902.0
--------------------------------------------------------------------------------

Since new IFRS standards can be issued during 2005 the opening balance per January 1, 2004 is preliminary. It should also be noted that this report for the second quarter 2005 has not been audited.


Date for the next financial report during 2005

Alfa Laval Special Finance will publish the interim report for the third quarter 2005 on October 25, 2005.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                    Page 11 (15)


CONSOLIDATED CASH-FLOW STATEMENTS

                                                            Jan 1 -     Jan 1 -     Jan 1 -
                                                            June 30     June 30      Dec 31
Amounts in SEK millions                                       2005       2004 *      2004 *
---------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                               488.6       642.0     1,443.7
Adjustment for depreciation                                    268.3       281.3       554.3
Adjustment for other non-cash items                            -43.1         9.5        15.5
                                                          -----------------------------------
                                                               713.8       932.8     2,013.5

Taxes paid                                                    -262.3      -118.4      -335.6

Cash flow from operations before working capital               451.5       814.4     1,677.9

Changes in working capital:
   (Increase)/decrease of current receivables                  -54.1       -94.8      -388.0
   (Increase)/decrease of inventories                         -604.4      -468.8      -297.0
   Increase/(decrease) of liabilities                          219.6       435.6       292.6
   Increase/(decrease) of provisions **                         90.4       -14.8        87.3
                                                          -----------------------------------
                                                              -348.5      -142.8      -305.1

                                                          -----------------------------------
Cash flow from operating activities                            103.0       671.6     1,372.8
                                                          ===================================

Cash flow from investing activities
Investments in fixed assets                                   -118.9      -116.2      -387.5
Divestment of fixed assets                                         -        26.5       361.5
Additional purchase price                                          -        -8.2        -9.4
Acquisition of businesses                                     -425.3           -           -
Reduction of purchase price                                        -        61.2        61.2
Divestment of businesses                                           -        10.0        10.0
                                                          -----------------------------------
Cash flow from investing activities                           -544.2       -26.7        35.8
                                                          ===================================

Cash flow from financing activities
Financial net, paid                                           -112.3       -70.4      -204.2
Paid group contribution                                       -340.3      -613.4      -613.4
(Increase)/decrease of other financial assets                  -18.9       452.6       472.4
Capitalised financing costs, acquisition loans                  -4.4        -6.8        -7.3
Increase/(decrease) of liabilities to credit
institutions                                                   997.4      -458.0    -1,170.2
                                                          -----------------------------------
Cash flow from financing activities                            521.5      -696.0    -1,522.7
                                                          ===================================

Net increase (decrease) in cash and bank                        80.3       -51.1      -114.1

Cash and bank at the beginning of the year                     414.8       554.6       554.6
Translation difference in cash and bank                         87.0        20.7       -25.7

Cash and bank at the end of the period                         582.1       524.2       414.8
                                                          -----------------------------------

Free cash flow per share (SEK) ***                            -53.86       78.73      171.97

Average number of shares                                   8,191,000   8,191,000   8,191,000

*   According to IFRS, i.e. excluding goodwill amortisation.
** "Changes in provisions" has been moved from investing activities to changes in working capital.
*** Free cash flow is the sum of cash flows from operating and investing activities.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                    Page 12 (15)


CONSOLIDATED INCOME STATEMENT

                                   April 1 -    April 1 -    Jan 1 -     Jan 1 -     Jan 1 -
                                    June 30      June 30     June 30     June 30      Dec 31
Amounts in SEK millions              2005         2004 *      2005       2004 *       2004 *
-----------------------------------------------------------------------------------------------
Net sales                            4,101.6      3,798.3     7,369.2     6,982.2     14,985.8
Cost of goods sold                  -2,687.9     -2,514.9    -4,819.5    -4,530.3     -9,937.0
                                   ------------------------------------------------------------
Gross profit                         1,413.7      1,283.4     2,549.7     2,451.9      5,048.8
-----------------------------------------------------------------------------------------------
Sales costs                           -606.5       -575.3    -1,151.7    -1,113.0     -2,132.4
Administration costs                  -273.4       -242.3      -478.8      -425.3       -925.0
Research and development costs        -116.8       -105.6      -217.2      -198.0       -403.9
Other operating income **               50.6         55.1        84.3       127.4        325.2
Other operating costs **              -113.9        -70.8      -297.7      -201.0       -469.0
                                   ------------------------------------------------------------
Operating income                       353.7        344.5       488.6       642.0      1,443.7
-----------------------------------------------------------------------------------------------
Dividends                                0.8          0.8         1.6         1.4          3.1
Interest income                         81.7         20.3       136.9        94.7        166.4
Interest expense                       -87.7        -61.9      -201.1      -172.9       -349.1
                                   ------------------------------------------------------------
Result after financial items           348.5        303.7       426.0       565.2      1,264.1
-----------------------------------------------------------------------------------------------
Taxes                                  -90.6        -96.5      -102.2      -183.9       -326.8
                                   ------------------------------------------------------------
Net income for the year                257.9        207.2       323.8       381.3        937.3
-----------------------------------------------------------------------------------------------

Earnings per share (SEK)               30.31        24.25       37.17       43.83       108.89

Average number of shares           8,191,000    8,191,000   8,191,000   8,191,000    8,191,000

* According to IFRS, i.e. excluding goodwill amortisation and minority interest.
** The line has been affected by comparison distortion items, see separate specification below.




Comparison distortion items

                                   April 1 -    April 1 -    Jan 1 -     Jan 1 -      Jan 1 -
                                    June 30      June 30     June 30     June 30       Dec 31
Amounts in SEK millions               2005        2004        2005        2004          2004
-----------------------------------------------------------------------------------------------
Operational
Other operating income                  50.6         55.1        84.3      125.9         271.3
Comparison distortion income               -            -           -        1.5          53.9
                                 --------------------------------------------------------------
Total other operating income            50.6         55.1        84.3      127.4         325.2

Other operating costs                 -113.9        -70.8      -172.7     -186.0        -451.8
Comparison distortion costs                -            -      -125.0      -15.0         -17.2
                                 --------------------------------------------------------------
Total other operating costs           -113.9        -70.8      -297.7     -201.0        -469.0
-----------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                    Page 13 (15)


In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:


Income statement analysis *

                                        2005                        2004                                  2003
SEK millions                        Q2        Q1        Q4       Q3       Q2       Q1        Q4       Q3        Q2       Q1
---------------------------------------------------- ------------------------------------ -------------------------------------

Net sales                         4,101.6   3,267.6   4,166.1  3,837.5  3,798.3  3,183.9   4,086.3  3,426.3  3,402.0  2,994.7

Adjusted gross profit             1,487.3   1,207.8   1,392.4  1,348.7  1,357.9  1,243.2   1,385.0  1,318.9  1,334.5  1,197.4
- in % of net sales                  36.3      37.0      33.4     35.1     35.8     39.0      33.9     38.5     39.2     40.0

Expenses **                        -999.0    -814.2    -853.5   -863.1   -875.3   -789.0    -843.5   -817.4   -848.3   -801.4
- in % of net sales                  24.4      24.9      20.5     22.5     23.0     24.8      20.6     23.9     24.9     26.8

Adjusted EBITDA                     488.3     393.6     538.9    485.6    482.6    454.2     541.5    501.5    486.2    396.0
- in % of net sales                  11.9      12.0      12.9     12.7     12.7     14.3      13.3     14.6     14.3     13.2

Depreciation                        -61.0     -61.9     -70.0    -58.8    -63.6    -68.5     -75.5    -70.7    -72.2    -74.7

Adjusted EBITA                      427.3     331.7     468.9    426.8    419.0    385.7     466.0    430.8    414.0    321.3
- in % of net sales                  10.4      10.2      11.3     11.1     11.0     12.1      11.4     12.6     12.2     10.7

Amortisation of step up values      -73.6     -71.8     -71.4    -72.8    -74.5    -74.7     -74.4    -75.7    -75.6    -77.1

Comparison distortion items             -    -125.0       2.7     47.5        -    -13.5       2.0        -        -      3.6
                                 ------------------- ------------------------------------ -------------------------------------

EBIT                                353.7     134.9     400.2    401.5    344.5    297.5     393.6    355.1    338.4    247.8
---------------------------------------------------- ------------------------------------ -------------------------------------

*   According to IFRS, i.e. excluding goodwill amortisation
**  Excluding comparison distortion items

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                    Page 14 (15)


CONSOLIDATED BALANCE SHEET
                                           June 30      June 30       Dec 31
Amounts in SEK millions                      2005        2004 *       2004 *
--------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                          4,629.7      4,141.5      3,901.5
   Property, plant and equipment              2,615.9      2,705.2      2,480.3
   Financial assets                             759.1        724.2        620.3
                                         ---------------------------------------
                                              8,004.7      7,570.9      7,002.1
Current assets
   Inventories                                3,412.3      2,727.3      2,452.5
   Accounts receivable                        3,086.6      2,816.2      2,613.3
   Other receivables                          1,420.9        945.6      1,342.2
   Derivative assets                             48.2            -            -
   Other current deposits                       171.8        227.1        257.2
   Cash and bank                                582.1        524.2        414.8
                                         ---------------------------------------
                                              8,721.9      7,240.4      7,080.0

TOTAL ASSETS                                 16,726.6     14,811.3     14,082.1
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                          5,418.9      4,902.0      4,978.2

Provisions for:
   Pensions and similar commitments             883.5        786.1        788.9
   Deferred taxes                               719.1        822.0        737.8
   Other                                        393.7        284.6        316.1
                                         ---------------------------------------
                                              1,996.3      1,892.7      1,842.8
Non-current liabilities:
   Liabilities to credit institutions         2,485.1      2,153.0      1,262.7
   Senior notes                               1,098.5      1,072.2      1,044.4
                                         ---------------------------------------
                                              3,583.6      3,225.2      2,307.1
Current liabilities:
   Liabilities to credit institutions           226.2        128.0        239.4
   Accounts payable                           1,443.2      1,419.1      1,349.6
   Advances from customers                      976.2        602.4        542.0
   Other liabilities                          2,027.5      2,072.7      2,190.9
   Other provisions                             704.2        569.2        632.1
   Derivative liabilities                       350.5            -            -
                                         ---------------------------------------
                                              5,727.8      4,791.4      4,954.0

TOTAL SHAREHOLDERS' EQUITY & LIAB.           16,726.6     14,811.3     14,082.1
--------------------------------------------------------------------------------

* According to IFRS, i.e. excluding goodwill amortisation and including minority interest in equity capital.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2005
                                                                    Page 15 (15)


CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions
--------------------------------------------------------------------------------
                                            Jan 1 -     Jan 1 -      Jan 1 -
                                            June 30     June 30       Dec 31
                                             2005        2004 *       2004 *
--------------------------------------------------------------------------------
At the beginning of the period                5,084.9      4,506.7      4,506.7
Change in market value
of financial instruments                       -270.1            -            -
Group contribution                                  -            -       -340.3
Translation difference                          299.6         36.3        -80.1
Net income for the period                       323.8        381.3        937.3
Minority share in subsidiaries' income          -19.3        -22.3        -45.4
                                          --------------------------------------
At the end of the period                      5,418.9      4,902.0      4,978.2
--------------------------------------------------------------------------------

Minority interest part of equity capital        135.7        123.8        119.2

* According to IFRS, i.e. excluding goodwill amortisation and including minority interest in equity capital.

The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.